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UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0621 Expires: August 31, 2020 Estimated average burden hours per response.....30.00

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-222282

RhythmOne PLC

(Exact name of registrant as specified in its charter)

149 New Montgomery Street, 4th Floor

San Francisco, CA 94105

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, nominal value £0.10 per share

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐

(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐

(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. RhythmOne PLC (the “Company") first incurred the duty to file reports under section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") on January 31, 2018.

B. The Company has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form, and the Company has filed at least one annual report under section 13(a).

Item 2. Recent United States Market Activity

The Company’s securities were last sold in the United States in a registered exchange offering under the Securities Act of 1933 on February 1, 2018.

Item 3. Foreign Listing and Primary Trading Market

A. The Company’s ordinary shares, nominal value £0.10 per share (the “Ordinary Shares”) are listed on the London Stock Exchange plc’s AIM market (“AIM”), located in the United Kingdom, which constitutes the primary trading market for the Ordinary Shares.

B. The date of initial listing on the AIM for the Ordinary Shares was May 22, 2007. The Company has maintained the listing on the AIM for at least 12 months prior to the filing of this Form 15F.

C. During the 12-month period beginning on March 28, 2018 and ending on March 28, 2019, 100.0% of trading in the Ordinary Shares occurred on the AIM.

Item 4. Comparative Trading Volume Data

Not applicable

Item 5. Alternative Record Holder Information

As of February 1, 2019, the Company had 158 record holders who are residents of the United States. The Company relied on its transfer agent, Computershare, with respect to the number of registered holders of the Common Stock resident in the United States.

Item 6. Debt Securities

Not applicable

Item 7. Notice Requirement

A. The Company issued a press release dated March 29, 2019 disclosing its intent to terminate its duty to file reports under section 13(a) or 15(d) of the Exchange Act.

B. The Company disseminated such notice in the United States by means of a press release disseminated via BusinessWire. A copy of the press release is attached as Exhibit 99.1 to this Form 15F.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

Not applicable.

PART III

Item 10. Exhibits

Exhibit No.	Description
99.1	Press release pursuant to Rule 12h-6(h) dated March 29, 2019.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, RhythmOne PLC has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, RhythmOne PLC certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

RHYTHMONE PLC

Date: March 29, 2019	By:	/s/ Amy Rothstein
Amy Rothstein
Chief Operating Officer